UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

October 29, 2020

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On October 28, 2020, Atlassian Corporation Plc’s (the “Company” or “Atlassian”) wholly-owned U.S. subsidiary, Atlassian, Inc., successfully closed a $1 billion senior unsecured delayed draw term loan facility and a $500 million senior unsecured revolving credit facility (together, the “Facilities”). Atlassian will use the net proceeds of the Facilities for general corporate purposes.

The terms of the Facilities are set forth in that certain Credit Agreement (the “Credit Agreement”), dated as of October 28, 2020, by and among the Company, Atlassian, Inc., Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and the other lenders and parties thereto. A copy of the Credit Agreement is attached as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference (and the descriptions herein are qualified in their entirety by reference to such document).

Compensatory Arrangements of Certain Officers.

On September 16, 2020, the Compensation and Leadership Development Committee of the Board of Directors (the “Committee”) adopted the Amended and Restated Executive Severance Plan (the “Severance Plan”) which provides for severance benefits for the Company’s executive officers and certain other employees designated as executive officers by the Committee who enter into participation agreements under the Severance Plan (the “Covered Executives”). Covered Executives may become entitled to severance benefits under the Severance Plan in the event they are terminated involuntarily by the Company or, if applicable, an affiliate of the Company, without Cause or resign employment due to Good Reason, in each case, in the absence of, or in connection with, a Change in Control. Cause, Good Reason and Change in Control have the meanings set forth in the Severance Plan.

A copy of the Severance Plan is attached as Exhibit 10.2 to this Report on Form 6-K and is incorporated herein by reference (and the descriptions herein are qualified in their entirety by reference to such document).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 29, 2020	Atlassian Corporation Plc
(Registrant)

/s/ James Beer
James Beer Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Title
10.1
Credit Agreement dated as of October 28, 2020, by and among the Company, Atlassian, Inc., Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and the other lenders and parties thereto.

10.2#	Amended and Restated Executive Severance Plan, entered into between the Company and its executive officers, effective as of September 16, 2020.

#    Indicates management contract or compensatory plan, contract or agreement.